===========

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               -------------
                                 FORM 11-K
                               -------------

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [FEE REQUIRED]

                For the Fiscal Year Ended December 31, 1994


                                     OR


 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                       ACT OF 1934 [NO FEE REQUIRED]


           For the transition period from            to
                                          ----------    ---------

                               -------------

                        THRIFT PLAN FOR EMPLOYEES OF
                    ALEXANDER & ALEXANDER SERVICES INC.
                              AND SUBSIDIARIES

                               -------------

                    Alexander & Alexander Services Inc.
                        1185 Avenue of the Americas
                          New York, New York 10036

                          ========================

                        INDEPENDENT AUDITORS' REPORT

Alexander & Alexander Services Inc.
and Participants in the Thrift Plan for
Employees of Alexander & Alexander
Services Inc. and Subsidiaries:

We have audited, by fund and in total, the accompanying Statements of Net Assets Available for Plan Benefits of the Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries (the Thrift Plan) as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Thrift Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for plan benefits of the Thrift Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Thrift Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to such financial statements taken as a whole.

/S/  DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Baltimore, Maryland
June 23, 1995

                                               THRIFT PLAN FOR EMPLOYEES OF
                                   ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   BY FUND AND IN TOTAL

                                                   December 31, 1994

                                                                    INTEREST              EQUITY
                                                                     INCOME               INCOME              STOCK
                                               TOTAL                  FUND                 FUND                FUND
                                          --------------        --------------        -------------       -------------
Investments:
  Securities--at market value:

    Alexander & Alexander Services Inc.
        Common stock--(3,645,876 shares)     $67,448,706                                                    $67,448,706

    Unaffiliated issuers:
      Wachovia Bank of North Carolina,
        N.A. Short Term Investment Fund        2,107,657              $513,934             $202,171           1,169,717

      Dreyfus Guaranteed Investment Fund      20,206,761            20,206,761                    0                   0

      Aetna Life Insurance Company
        Group Annuity Contract                97,318,809            97,318,809                    0                   0

      Fidelity Equity Income Fund             35,768,074                     0           35,768,074                   0

      Fidelity Equity Index Fund               5,284,273                     0                    0                   0

      Janus Fund                              18,470,725                     0                    0                   0

  Guaranteed income contracts                 31,141,725            31,141,725                    0                   0

  Participant loans                            7,032,499                     0                    0                   0
                                          --------------        --------------        -------------       -------------
        Total investments                    284,779,229           149,181,229           35,970,245          68,618,423

Accrued income receivable                        893,114               890,833                  187               1,739

Amounts due from (to) brokers                    (11,784)                    0                    0              37,706

Transfers due from (to) participants'
  accounts                                             0              (176,287)             134,797             150,480
                                          --------------        --------------        -------------       -------------
Net assets available for plan benefits      $285,660,559          $149,895,775          $36,105,229         $68,808,348
                                          ==============        ==============        =============       =============

                                                    EQUITY         EQUITY
                                                     INDEX         GROWTH           LOAN
                                                     FUND           FUND            FUND
                                                ------------     ----------      ----------
Investments:
  Securities--at market value:

    Alexander & Alexander Services Inc.
        Common stock--(3,645,876 shares)

    Unaffiliated issuers:
      Wachovia Bank of North Carolina,
        N.A. Short Term Investment Fund              $62,618       $159,109            $108

      Dreyfus Guaranteed Investment Fund                   0              0               0

      Aetna Life Insurance Company
        Group Annuity Contract                             0              0               0

      Fidelity Equity Income Fund                          0              0               0

      Fidelity Equity Index Fund                   5,284,273              0               0

      Janus Fund                                           0     18,470,725               0

  Guaranteed income contracts                              0              0               0

  Participant loans                                        0              0       7,032,499
                                                ------------     ----------      ----------
        Total investments                          5,346,891     18,629,834       7,032,607

Accrued income receivable                                 72            283               0

Amounts due from (to) brokers                        (66,719)        17,229               0

Transfers due from (to) participants'
  accounts                                            60,376       (111,835)        (57,531)
                                                ------------    -----------      ----------
Net assets available for plan benefits            $5,340,620    $18,535,511      $6,975,076
                                                ============    ===========      ==========

- ---------------------------------------
See notes to financial statements.

                                             THRIFT PLAN FOR EMPLOYEES OF
                                 ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 BY FUND AND IN TOTAL

                                                  December 31, 1993
                                                                             INTEREST            EQUITY
                                                                              INCOME             INCOME               STOCK
                                                          TOTAL                FUND               FUND                FUND
                                                     --------------      --------------       -------------       -------------
Investments:

  Securities--at market value:

    Alexander & Alexander Services Inc.
      Common stock--(3,146,822 shares)                $61,363,029                                                 $61,363,029

    Unaffiliated issuers:

      Wachovia Bank of North Carolina,
        N.A. Short Term Investment Fund                 1,441,941            $314,698             $14,400           1,094,546

      Dreyfus Guaranteed Investment Fund               35,056,901          35,056,901                   0                   0

      Aetna Life Insurance Company
        Group Annuity Contract                         59,860,744          59,860,744                   0                   0

      Fidelity Equity Income Fund                      34,682,506                   0          34,682,506                   0

      Fidelity Equity Index Fund                        4,159,136                   0                   0                   0

      Janus Fund                                       16,108,361                   0                   0                   0

  Guaranteed income contracts                          59,617,966          59,617,966                   0                   0

  Participant loans                                     7,490,085                   0                   0                   0
                                                     --------------      --------------       -------------       -------------
        Total investments                             279,780,669         154,850,309          34,696,906          62,457,575

Amounts due from (to)  employer                           724,542             (15,945)            (56,736)            827,144

Accrued income receivable                                 898,261             897,463                   4                 787

Transfers due from (to) participants'
   accounts                                                     0            (850,370)            207,612             445,492
                                                     --------------      --------------       -------------       -------------
Net assets available for plan benefits               $281,403,472        $154,881,457         $34,847,786         $63,730,998
                                                     ==============      ==============       =============       =============
                                                 EQUITY         EQUITY
                                                  INDEX         GROWTH       LOAN
                                                  FUND           FUND        FUND
                                              ------------   ------------ ----------
Investments:

  Securities--at market value:

    Alexander & Alexander Services Inc.
      Common stock--(3,146,822 shares)

    Unaffiliated issuers:

      Wachovia Bank of North Carolina,
        N.A. Short Term Investment Fund           $3,500         $14,700         $97

      Dreyfus Guaranteed Investment Fund               0               0           0

      Aetna Life Insurance Company
        Group Annuity Contract                         0               0           0

      Fidelity Equity Income Fund                      0               0           0

      Fidelity Equity Index Fund               4,159,136               0           0

      Janus Fund                                       0      16,108,361           0

  Guaranteed income contracts                          0               0           0

  Participant loans                                    0               0   7,490,085
                                              ------------   ------------ ----------
        Total investments                      4,162,636      16,123,061   7,490,182

Amounts due from (to)  employer                  (19,825)         (1,626)     (8,470)

Accrued income receivable                              4               3           0

Transfers due from (to) participants'
   accounts                                      (28,282)        281,721     (56,173)
                                              ------------   ------------ ----------
Net assets available for plan benefits        $4,114,533     $16,403,159  $7,425,539
                                              ============   ============ ==========

- ---------------------------------------
See notes to financial statements.

                                              THRIFT PLAN FOR EMPLOYEES OF
                                  ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  BY FUND AND IN TOTAL

                                          For the Year Ended December 31, 1994

                                                                             INTEREST            EQUITY
                                                                              INCOME             INCOME              STOCK
                                                          TOTAL                FUND               FUND               FUND
                                                     --------------      --------------       -------------      -------------
Investment earnings:

    Net realized gain (loss) on security
      sales                                              $(10,626)                               $(13,115)            $3,826
    Net (depreciation) in fair value of
      investments                                      (7,005,197)                             (3,305,665)        (3,046,004)

    Net investment income                              16,324,324         $10,464,540           3,485,010          1,242,729
                                                     --------------      --------------       -------------      -------------
        Net investment earnings (loss)                  9,308,501          10,464,540             166,230         (1,799,449)

Contributions:

  Participants                                         20,869,513           9,815,753           4,238,862          1,666,709

  Employer (less forfeitures of
    $1,098,117)                                         9,869,807                   0                   0          9,869,807

Withdrawals by participants                           (35,790,734)        (22,984,024)         (4,310,913)        (5,395,110)

Inter-fund transfers by participants                            0          (2,281,951)          1,163,264            735,393
                                                     --------------      --------------       -------------      -------------

Increase (decrease) in net assets
  available for plan benefits                           4,257,087          (4,985,682)          1,257,443          5,077,350

Net assets available for plan benefits,
  January 1, 1994                                     281,403,472         154,881,457          34,847,786         63,730,998
                                                     --------------      --------------       -------------      -------------
Net assets available for plan benefits,
  December 31, 1994                                  $285,660,559        $149,895,775         $36,105,229        $68,808,348
                                                     ==============      ==============       =============      =============

                                                 EQUITY         EQUITY
                                                  INDEX         GROWTH       LOAN
                                                  FUND           FUND        FUND
                                              ------------   ------------ ----------
Investment earnings:

    Net realized gain (loss) on security
      sales                                       $1,872         $(3,209)
    Net (depreciation) in fair value of
      investments                                (88,027)       (565,501)

    Net investment income                        178,108         398,552    $555,385
                                              ------------   ------------ ----------
        Net investment earnings (loss)            91,953        (170,158)    555,385

Contributions:

  Participants                                 1,292,884       3,855,305           0

  Employer (less forfeitures of
    $1,098,117)                                        0               0           0

Withdrawals by participants                     (517,257)     (1,915,730)   (667,700)

Inter-fund transfers by participants             358,507         362,935    (338,148)
                                              ------------   ------------ ----------

Increase (decrease) in net assets
  available for plan benefits                  1,226,087       2,132,352    (450,463)

Net assets available for plan benefits,
  January 1, 1994                              4,114,533      16,403,159   7,425,539
                                              ------------   ------------ ----------
Net assets available for plan benefits,
  December 31, 1994                           $5,340,620     $18,535,511  $6,975,076
                                              ============   ============ ==========

- ---------------------------------------
See notes to financial statements.

                                              THRIFT PLAN FOR EMPLOYEES OF
                                  ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  BY FUND AND IN TOTAL

                                          For the Year Ended December 31, 1993

                                                                             INTEREST            EQUITY
                                                                              INCOME             INCOME               STOCK
                                                          TOTAL                FUND               FUND                FUND
                                                     --------------      --------------       -------------       -------------
Investment earnings:

  Net realized gain (loss) on security
    sales                                                $146,003                                  $141,723           $(23,820)

  Net appreciation (depreciation) in fair
    value of investments                              (17,049,244)                                4,237,927        (21,794,603)

  Net investment income                                17,211,994          $11,163,098            1,198,185          3,113,557
                                                     --------------      --------------       -------------       -------------
        Net investment earnings (loss)                    308,753           11,163,098            5,577,835        (18,704,866)

Contributions:

  Participants                                         22,200,846           12,180,537            3,949,251          1,362,364

  Employer (less forfeitures of
    $1,114,685)                                        10,333,101                    0                    0         10,337,276

Withdrawals by participants                           (21,619,079)         (11,196,552)          (2,062,097)        (5,810,521)

Inter-fund transfers by participants                            0           (1,536,572)           3,046,132         (4,071,619)
                                                     --------------      --------------       -------------       -------------

Increase (decrease) in net assets
  available for plan benefits                          11,223,621           10,610,511           10,511,121        (16,887,366)

Net assets available for plan benefits,
  January 1, 1993                                     270,179,851          144,270,946           24,336,665         80,618,364
                                                     --------------      --------------       -------------       -------------
Net assets available for plan benefits,
  December 31, 1993                                  $281,403,472         $154,881,457          $34,847,786        $63,730,997
                                                     ==============       ==============       =============       =============

                                               EQUITY         EQUITY
                                                INDEX         GROWTH       LOAN
                                                FUND           FUND        FUND
                                            ------------   ------------ ----------
Investment earnings:

  Net realized gain (loss) on security
    sales                                        $2,975        $25,125

  Net appreciation (depreciation) in fair
    value of investments                        150,012        357,420

  Net investment income                         137,484      1,023,776     $575,894
                                            ------------   ------------  ----------
        Net investment earnings (loss)          290,471      1,406,321      575,894

Contributions:

  Participants                                1,043,346      3,665,348            0

  Employer (less forfeitures of
    $1,114,685)                                       0         (4,175)           0

Withdrawals by participants                    (137,971)    (1,904,698)    (507,240)

Inter-fund transfers by participants            421,561      1,670,454      470,044
                                            ------------   ------------  ----------

Increase (decrease) in net assets
  available for plan benefits                 1,617,407      4,833,250      538,698

Net assets available for plan benefits,
  January 1, 1993                             2,497,126     11,569,909    6,886,841
                                            ------------   ------------  ----------
Net assets available for plan benefits,
  December 31, 1993                          $4,114,533    $16,403,159   $7,425,539
                                            ============   ============ ===========


- ---------------------------------------
See notes to financial statements.

                        THRIFT PLAN FOR EMPLOYEES OF
            ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries (the "Thrift Plan") are prepared in accordance with generally accepted accounting principles. Certain prior period amounts have been reclassified to conform with the current year presentation.

Investments
   Temporary investments are valued at cost which approximates fair market value. Other securities are valued at quoted market prices. Securities transactions are accounted for on the trade dates. Guaranteed income contracts are recorded at contract value. Participant loans represent the balance currently outstanding.

Realized and Unrealized Gains (Losses)
   Realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the year, or cost if the asset was acquired since that date. Unrealized gains and losses on securities held for investment are likewise computed on the basis of fair value to adjusted cost.

2. DESCRIPTION OF THE PLAN

General
   Under the Thrift Plan, eligible employees may contribute amounts from 1% to 16% of current earnings, as defined, for investment in one or more of the five investment funds described in Note 3. In addition, employees may make catch up contributions as provided under the terms of the Thrift Plan.


   The Tax Saver Option available under Section 401 (k) of the Internal Revenue Code permits participants to make contributions to the Thrift Plan of up to 16% of their pre-tax earnings. For 1994, the annual Tax Saver contribution for an individual participant was limited to $9,240. In compliance with the Tax Reform Act of 1986, earnings on Tax Saver contributions made after December 31, 1988, cannot be withdrawn while the participant is an employee of Alexander & Alexander Services Inc. and Subsidiaries (the "Company") and the ability to withdraw any of a participant's Tax Saver contributions and any amounts earned on those contributions before January 1, 1989 is restricted in accordance with applicable federal law.

    The employer contribution rate is 75% of the first 6% of each participant's contribution. Employer contributions vest generally 33 1/3% after three years of participation and an additional 33 1/3% each year thereafter until 100% vested. That portion of a participant's employer contributions, including earnings thereon, that are not fully vested at the time the participant withdraws from the Thrift Plan are forfeited. Forfeitures are used to reduce future employer contributions to the Thrift Plan.

                       THRIFT PLAN FOR EMPLOYEES OF
            ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                NOTES TO FINANCIAL STATEMENTS - (Continued)


2. DESCRIPTION OF THE PLAN - (Continued)

General - (Continued)
   The overall limit on the combined sum of the participant's and employer's contribution is the lesser of 25% of compensation or $30,000 (subject to a cost of living adjustment for future years). In addition, the Internal Revenue Code limited the amount of salary on which an employee may make contributions to $150,000 and $235,840 in 1994 and 1993, respectively.

Loan Provision
   Under the loan provisions of the Thrift Plan, each participant is permitted one loan per year and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account. Each loan bears interest at a rate fixed by the administrator of the Thrift Plan in accordance with applicable rules and regulations. The rates in effect at December 31, 1994 and 1993 were 9.5% and 7.0%, respectively.

Other Information
   Administrative services were provided by the Company without cost to the Thrift Plan.

   Employer contributions, which are initially invested solely in the Stock Fund (see Note 3), may be in the form of cash or shares of the Company's common stock. Amounts due from the Company, representing the employer matching contributions, net of available forfeitures, at December 31, 1993 were $935,165. There were no employer matching contributions receivable at December 31, 1994 as the Company made its required contribution to the Thrift Plan prior to December 31, 1994.

   Beginning in 1993, participants who are fully vested may transfer up to one-ninth of the employer contribution, including income thereon, credited to their account after January 1, 1990, to any of the Thrift Plan investment funds.

   Effective January 1, 1993, Thrift Plan participants may change the investment mix of their contributions once each month rather than once each quarter, as previously provided. Also as of that date, transfers between investment funds may be in 1% increments of the participant's account balance, rather than the 25% increments previously required.

                        THRIFT PLAN FOR EMPLOYEES OF
            ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                NOTES TO FINANCIAL STATEMENTS - (Continued)

2. DESCRIPTION OF THE PLAN - (Continued)

Other Information -- (Continued)
   There were 7,002 and 7,417 participants in the Thrift Plan at December 31, 1994 and 1993, respectively. The number of participants' accounts in each of the Thrift Plan funds at December 31, was as follows:


              FUND                                 1994       1993

       Interest Income Fund                        5,527      6,101

       Equity Income Fund                          2,952      2,777

       Stock Fund                                  6,600      6,950

       Equity Index Fund                           1,085        839

       Equity Growth Fund                          2,236      1,979

       Loan Fund                                   1,172      1,254

3. DESCRIPTION OF FUNDS

Investment Funds
   Participants may elect to have their contributions invested in one or more of the following investment funds:

   Interest Income Fund - invests primarily in traditional and synthetic guaranteed income contracts with insurance companies and other short term investments. The weighted average interest rate for the fund's investment was 7.29% as of December 31, 1994.

   The Dreyfus fund had a yield of 6.10% at December 31, 1994 and is due on demand. At December 31, 1994, the Plan held a 6.92%, due on demand, group annuity contract with Aetna Life Insurance Company. The group annuity contract is invested in Aetna's Separate Account Number 362, an individually managed separate account which invests primarily in U.S. government backed securities. The Interest Income Fund also held the following guaranteed income contracts at December 31, 1994: Massachusetts Mutual Life Insurance Company, 9.17%, due on demand, $21,081,848; Travelers Insurance Company, 9.65%, due March 31, 1995, $3,747,286; and Travelers Insurance Company, 9.21%, due April 1, 1995, $6,312,591.

   Equity Income Fund - invests primarily in the Fidelity Equity Income Fund, a mutual fund. At December 31, 1994, the mutual fund invested approximately 92% of its total assets in income-producing equity securities, including common or preferred stock and debt securities convertible into common stock. The balance of this mutual fund's investments were in bonds and cash.

                        THRIFT PLAN FOR EMPLOYEES OF
            ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                NOTES TO FINANCIAL STATEMENTS - (Continued)

3. DESCRIPTION OF FUNDS - (Continued)

   Stock Fund - invests primarily in the Company's common stock purchased in the open market or contributed by the Company.

   Equity Index Fund - invests primarily in the Fidelity Equity Index Fund, a mutual fund. The Fidelity Equity Index Fund invests primarily in the common stock of companies comprising the Standard & Poor's 500 index.

   Equity Growth Fund - invests primarily in the Janus Fund, a mutual fund. The Janus Fund invests in a diversified portfolio of common stocks which includes large well-established companies and smaller emerging growth companies. The Fund also invests in international equity securities which comprised approximately 10% of the portfolio at December 31, 1994.

Loan Fund
   The Loan Fund consists of interest-earning loan balances due from participants. The Loan Fund does not accept participant contributions.

4. TAX STATUS

   The District Director of Internal Revenue in Baltimore, Maryland has issued a letter of determination stating that the Thrift Plan qualifies under Sections 401 (a) and (k) of the Internal Revenue Code of 1986, as amended. Since that letter was issued, the Thrift Plan was amended to comply with changes in the law, primarily the Tax Reform Act of 1986. The Company filed a request in March 1995, within the period required by law, to obtain a determination letter with respect to the Thrift Plan, as so amended. The Company believes that the Thrift Plan, as amended, continues to qualify as a tax-exempt defined contribution plan and that, therefore, investment income earned by the Thrift Plan is not subject to Federal income taxes.

   An employee will not be subject to Federal income tax on employer contributions when made or on the earnings of the employee's account when earned. Generally, an employee will be subject to Federal income tax on distributions or withdrawals from employee accounts reduced by the portion of such withdrawals considered to be the employee's contributions made with after-tax earnings.

5.  PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, as defined under applicable provisions of the Internal Revenue Code of 1986 and regulations thereunder, participants will become 100 percent vested in their accounts.

                                                THRIFT PLAN FOR EMPLOYEES OF
                                    ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                                ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                      December 31, 1994

    Shares
      or                                                                         Historical       Market
  Par Value       Security Description                                              Cost           Value
  ---------    -----------------------------                                   --------------   ------------
*              Alexander & Alexander Services Inc.
    3,645,876    Common Stock                                                    $86,801,346     $67,448,706
*              Wachovia Bank of North Carolina, N.A.
    2,107,657    Short Term Investment Fund                                        2,107,657       2,107,657
   20,206,761  Dreyfus Guaranteed Investment Fund                                 20,206,761      20,206,761
               Aetna Life Insurance Company 14628, Dated
   97,318,809    10/01/92, 6.92%, due on demand                                   97,318,809      97,318,809
    1,165,084  Fidelity Equity Income Fund                                        33,486,953      35,768,074
      312,494  Fidelity Equity Index Fund                                          5,054,157       5,284,273
      983,532  Janus Equity Growth Fund                                           18,214,845      18,470,725
               Guaranteed income contracts:
                 Massachusetts Mutual Life Insurance Company, 9.17%,
   21,081,848      matured December 31, 1994 due on demand                        21,081,848      21,081,848
                 Travelers Insurance Company, 9.21%,
    6,312,591      due April 1, 1995                                               6,312,591       6,312,591
                 Travelers Insurance Company, 9.65%,
    3,747,286      due March 31, 1995                                              3,747,286       3,747,286
               Participant loans, 7.0% - 13.5%,  various maturities; (all loan
    7,032,499    agreements are in compliance with the terms of the Plan)          7,032,499       7,032,499
                                                                               --------------   ------------
                     Total investments                                          $301,364,752    $284,779,229
                                                                               ==============   ============




      *    Denotes party-in-interest

                                                          THRIFT PLAN FOR EMPLOYEES OF
                                              ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                                                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                      For the Year Ended December 31, 1994

                                            Number                  Number                               Current
                                              of       Purchase       of                      Cost       Value on      Realized
Security Description                      Purchases     Price       Sales   Proceeds         Value      Trade Date   Gain (Loss)
- --------------------                      ---------   ----------   -------- --------      -----------  -------------------------

 I. Single transactions in excess of
      5% of fair market value of Thrift
      Plan assets at January 1, 1994:

 Prudential Insurance Contract 6298-211,
  Dated 6/6/89, 9.1%, Matured 6/30/94                                   1   $18,654,865   $18,654,865   $18,654,865           $0
 Aetna Life Insurance Company 14268, Dated
  10/01/92, 6.92% due on demand                   1   $18,654,865                          18,654,865    18,654,865          N/A

 II. Series of transactions in excess
      of 5% of fair market value of Thrift
      Plan assets at January 1, 1994:

 Wachovia Bank of North Carolina, N.A.
  Short Term Investment Fund                                          247   $36,183,033   $36,183,033   $36,183,033           $0
 Wachovia Bank of North Carolina, N.A.
  Short Term Investment Fund                    239   $36,859,995                         $36,859,995   $36,859,995          N/A

 Dreyfus Guaranteed Investment Fund                                    22    23,205,358    23,205,358    23,205,358            0
 Dreyfus Guaranteed Investment Fund              29     8,355,218                           8,355,218     8,355,218          N/A
 Aetna Life Insurance Company 14628, Dated
  10/01/92, 6.92%, due on demand                  4    32,411,916                          32,411,916    32,411,916          N/A


III. Series of transactions by broker
      with single transaction in excess of
      5% of fair market value of Thrift
      Plan assets at January 1, 1994:



                                                   No transactions to report

EXHIBITS

I. Consent of Independent Auditors


SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Company's U.S. Benefits Administration Committee which administers the Thrift Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              Thrift Plan for Employees of
                                          Alexander & Alexander Services Inc.
                                                  and Subsidiaries
                                          ---------------------------------
                                                       (Name of Plan)




Date:   JUNE  23, 1995              By    /S/ HENRY C. KRAMER
      ---------------------             -------------------------
                                           HENRY C. KRAMER
                                Vice President and Director of Benefits Programs

                                                                  EXHIBIT I


CONSENT OF INDEPENDENT AUDITORS

Alexander & Alexander Services Inc.:

We consent to the incorporation by reference in Registration Statements Nos. 2-86820, 33-16609 and 33-8152 on Form S-8 of our report dated June 23, 1995, appearing in this Annual Report on Form 11-K of the Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries for the year ended December 31, 1994.


/s/  DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Baltimore, Maryland
June 26, 1995